Exhibit 99.1

LATAM projects operation of 73% for May, maintaining the recovery trend of recent months

●	This would be the fourth month with an improved performance for the group, hand in hand with the reactivation of routes, and the introduction of new destinations.
●	The novelties of the month include a new route between Brasilia and Sinop, in Brazil’s domestic market.

Santiago (Chile), May 12, 2022 - The LATAM group projects a passenger operation of up to 73% for May (measured in available seat kilometers - ASK) compared to the same month in 2019 (pre-pandemic scenario). This would be the fourth consecutive month of a positive operational trend for the group, accompanied by the reactivation of routes and the introduction of new destinations to the global connectivity network.

LATAM plans to operate approximately 1,115 daily domestic and international flights during May, connecting 133 destinations in 20 countries. This month the Brasilia-Sinop route will be introduced in the domestic market of Brazil. The group’s cargo business has scheduled 1,210 flights in cargo freighters. These projections are subject to the evolution of the pandemic in the countries where the group operates.

In April 2022, passenger traffic (measured in revenue passenger-kilometers - RPK) was 69.4% in relation to the same period in 2019, based on an operation of 71.2% compared to April 2019 (measured in ASK - available seat kilometers). As a result, the load factor decreased 2.1 percentage points, reaching 81.2%.

The load factor of cargo operations was 59.3%, which corresponds to an increase of 3.3 percentage points compared to April 2019.

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-8765 www.latamairlinesgroup.net

LATAM Group Operational Estimate - May 2022

(Passenger operations measured in ASK / Cargo operations measured in ATK)

Brazil	●	78% projected operation (versus May 2019). April 2021 projection reference: 74%
● 100% domestic and 56% international
	●	Total May destinations: 50 domestic (equivalent to 532 daily flights on average) and 18 international
● Updates:
• Domestic: New Brasilia-Sinop route (7 flights/week)

Chile	●	62% projected operation (versus May 2019). April 2021 projection reference: 59%
● 78% domestic and 55% international
	●	Total May destinations: 15 domestic (equivalent to 117 daily flights on average) and 22 international

Colombia	●	114% projected operation (versus May 2019). April 2021 projection reference: 107%
● 176% domestic and 60% international
	●	Total May destinations: 17 domestic (equivalent to 192 daily flights on average) and 5 international

Ecuador	●	41% projected operation (versus May 2019). April 2021 projection reference: 41%
● 124% domestic and 19% international
	●	Total May destinations: 8 domestic (equivalent to 40 daily flights on average) and 3 international

Peru	●	68% projected operation (versus May 2019). April 2021 projection reference: 67%
● 88% domestic and 61% international
	●	Total May destinations: 19 domestic (equivalent to 155 daily flights on average) and 22 international

Cargo	●	94% projected operation (versus May 2019). April 2021 projection reference: 94%
● 81% domestic belly and 69% international belly*
● 146% dedicated freighter

*	Belly: merchandise transported in the cargo hold (lower deck) of the plane.

Operational Estimate by Segment vs 2019 - May 2022

(Measured in ASK)

Domestic Spanish-speaking countries	88%
Domestic Brazil	100%
International	55%
Consolidated Total	73%

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-8765 www.latamairlinesgroup.net

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

April 2022 Traffic Report

	April				April			Year to date				Year to date
	2022	2021	% Change		2019	% Change		2022	2021	% Change		2019	% Change

LATAM AIRLINES PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	6,655	1,784	273.0%		9,584	-30.6%		27,510	10,730	156.4%		41,563	-33.8%
DOMESTIC SSC (1)	1,453	622	133.6%		1,577	-7.8%		6,324	2,935	115.4%		7,393	-14.5%
DOMESTIC BRAZIL (2)	2,267	808	180.6%		2,435	-6.9%		10,000	5,355	86.7%		10,139	-1.4%
INTERNATIONAL (3)	2,935	354	728.3%		5,573	-47.3%		11,186	2,440	358.5%		24,031	-53.5%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	8,198	2,869	185.8%		11,506	-28.8%		34,111	16,526	106.4%		49,495	-31.1%
DOMESTIC SSC (1)	1,841	967	90.3%		1,997	-7.8%		7,847	4,202	86.8%		8,908	-11.9%
DOMESTIC BRAZIL (2)	2,903	1,126	157.8%		2,986	-2.8%		12,354	7,459	65.6%		12,369	-0.1%
INTERNATIONAL (3)	3,454	775	345.5%		6,524	-47.1%		13,910	4,865	185.9%		28,219	-50.7%

PASSENGER LOAD FACTOR
SYSTEM	81.2%	62.2%	19.0	pp	83.3%	-2.1	pp	80.6%	64.9%	15.7	pp	84.0%	-3.3	pp
DOMESTIC SSC (1)	79.0%	64.3%	14.7	pp	78.9%	0.0	pp	80.6%	69.9%	10.7	pp	83.0%	-2.4	pp
DOMESTIC BRAZIL (2)	78.1%	71.8%	6.3	pp	81.5%	-3.4	pp	80.9%	71.8%	9.2	pp	82.0%	-1.0	pp
INTERNATIONAL (3)	85.0%	45.7%	39.3	pp	85.4%	-0.5	pp	80.4%	50.1%	30.3	pp	85.2%	-4.7	pp

PASSENGERS BOARDED (thousand)
SYSTEM	4,571	1,583	188.7%		5,565	-17.9%		18,922	8,926	112.0%		23,738	-20.3%
DOMESTIC SSC (1)	1,945	823	136.3%		1,918	1.4%		8,077	3,819	111.5%		8,451	-4.4%
DOMESTIC BRAZIL (2)	2,029	679	198.8%		2,331	-12.9%		8,567	4,507	90.1%		9,514	-10.0%
INTERNATIONAL (3)	596	81	635.5%		1,316	-54.7%		2,278	601	279.1%		5,773	-60.5%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	293	265	10.4%		285	2.8%		1,128	996	13.2%		1,184	-4.7%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	493	373	32.3%		509	-3.0%		1,923	1,492	28.9%		2,112	-9.0%

CARGO LOAD FACTOR
SYSTEM	59.3%	71.0%	-11.7	pp	56.0%	3.3	pp	58.7%	66.8%	-8.1	pp	56.0%	2.6	pp

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-8765 www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A and its subsidiaries are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations inside Latin America and between it and Europe, the United States, and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia, and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the passenger cargo holds of the passenger affiliates aircraft, they have a fleet of 13 freighters, which will gradually increase to a total of up to 21 freighters by 2023.

They operate on the LATAM group network as well as international routes that are solely used for shipping. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM Cargo press inquiries, write to comunicaciones.externas@latam.com. More financial information is available at www.latamairlinesgroup.net.

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-8765 www.latamairlinesgroup.net

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